UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Resteasiest.com, Inc. dba The Postage

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 6, 2019

Physical address of issuer
2607 Lawrence St, Houston, TX 77008

Website of issuer
https://thepostage.com/

Address of counsel to the issuer for copies of notices
Gould & Ratner LLP
222 North LaSalle Street
Suite 300
Chicago, IL 60601
Attention: Fred Tannenbaum

Email: FTannenbaum@gouldratner.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 4, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$390,606.00	$0.00
Cash & Cash Equivalents	$384,372.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$5,550.00	$0.00
Long-term Debt	$935,154.00	$10,000.00
Revenues/Sales	$93.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$540,148.00	-$10,000.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 4, 2021

FORM C

Up to $500,000.00

Resteasiest.com, Inc. dba The Postage



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Resteasiest.com, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1] [2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://thepostage.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 4, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://thepostage.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Resteasiest.com, Inc. (the "Company") is a Delaware Corporation, formed on December 6, 2019. The Company is currently also conducting business under the name of The Postage.

The Company is located at 2607 Lawrence St, Houston, TX 77008.

The Company's website is https://thepostage.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Postage is an end-to-end software solution for creating, storing, and updating your end-of-life and estate plan online. The Company offers a full-service digital platform that provides one place for all of an individual's plans. The product includes a combination of a flat-fee product (will creation), subscription (will updates and the comprehensive legacy planning software platform), and partner revenues. Our proprietary platform is designed to guide consumers through everything they need to keep their legacy and family organized, all from within The Postage product.

The full-service digital platform includes:
- Digital estate preparation and planning (including online will-maker)
- Funeral planning and management
- Encrypted password manager
- Text and email builder for posthumous messaging
- Secure document storage
- Delegate assignment for data and estate continuity

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$500,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$500,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 4, 2022
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was incorporated on December 6, 2019 and therefore has very little operating history. The Company has generated very minimal revenues from subscription and one-time fee customers and none from other sources, currently has very few revenue generating customers, and is not profitable. The Company's initial base technology platform has been developed and is operational, however, the Company intends to continue developing additional features, enhancements and service improvements to the platform, as well as intending to develop additional products and services, in order to attract and retain customers by providing additional and improved services, products and features. There is no assurance that the Company will complete the development of any additional services, features, enhancements or improvements, or any additional products or product lines, or if so, whether same will be completed timely, or in accordance with budget, or that any of the foregoing if completed will operate as desired or obtain any degree of customer acceptance. Accordingly, potential investors have very little actual operating performance and very limited information upon which to evaluate the Company's business and potential for future success. Prospective investors must consider the risks and uncertainties frequently encountered by companies in the start-up stage and early stages of

development, particularly those without any significant revenues or an established customer base, and those in new and rapidly changing markets.

In order to address the risks and uncertainties associated with startup, pre-revenue and early stage companies, the Company must, among other things, successfully continue to develop its software and services, products and technology, and develop or acquire operating systems and technical capacity, attract, hire, retain and motivate qualified personnel, including sales and marketing personnel, build an organizational infrastructure, establish a market for its services and products, establish and grow a customer base, develop and maintain key relationships upon acceptable terms and conditions, including, without limitation, product and service distribution channels and partners, maintain and continue to enhance its technology, systems and processes, and respond rapidly to competition. If the Company is not successful in addressing these risks and uncertainties, its business, results of operations and financial condition may be materially and adversely affected.

The Company cannot predict with certainty if or when it will generate sufficient earnings to become profitable. Accordingly, the Company cannot assure potential investors when, or whether, the Company will become, or remain, profitable. The Company's inability to become profitable will have a material adverse effect on its business, operations and financial condition. If profitability is attained, revenues and results of operations could fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control. A significant portion of the Company's operating expenses are related to personnel costs, sales and marketing activities, relationship development and general overhead, which cannot be adjusted quickly. Therefore, many of these operating expenses could be considered as relatively fixed in the short term. If the Company fails to generate revenues at a rate commensurate with anticipated operating expenses, or if operating expenses exceed expectations without corresponding increases in revenues, the Company's results from operations and financial condition will be materially and adversely affected. Further, even if the Company begins to generate sufficient revenues to become profitable, the Company may nonetheless decide to re-invest in product development, technology, sales and marketing activities, expansion into new markets, line of business expansion, or other activities.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining

personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies operating worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Risks of competition
There are direct and indirect competitors that have resources (including, without limitation, capital and established infrastructure) which are substantially greater than those of the Company. It is also highly plausible that significant competition will emerge from new companies, as well as existing companies that may expand the scope of their services and products in order to compete with the Company. A substantial number of these companies have, or will have, significantly greater resources than the Company in terms of capital, personnel, existing business relationships and brand identity. There can be no assurances that the Company's current or potential competitors will not develop products and services comparable or superior to those to be developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing customer demands and preferences. The Company expects that highly aggressive competitive forces will exist for the foreseeable future and that competition will be formidable. If the Company is unable to compete successfully against its competitors, its business, financial condition and operating results will be materially and adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete

effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Emily Cisek who is the Founder and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Emily Cisek although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Emily Cisek or other key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Emily Cisek in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to thois individuals in the event of death or disability. Therefore, if Emily Cisek dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including a limited ability to find employees. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of

our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting the DNA data, storing it separately from the consumer's data and working with top cyber security experts in the US. The expenses associated with protecting this information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or

modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

If we do not respond to technological changes or upgrade our platform, website, and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our platform, website, and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-

party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business model is not yet proven, and the amount of market demand isn't clear.
Although the Company has launched its initial technology platform and services, its business model remains unproven. There is no guarantee that the Company's products and services will be attractive to or accepted by subscription or other consumers, or if so, to what extent and at what pricing levels. The Company's business model is dependent upon customer acceptance and use of its services and products, which in substantial part will be a result of the Company's ability to distinguish its services and products from those of its competitors. Accordingly, if the Company cannot profitably offer its services in a manner which generates considerable added value for potential customers compared to similar services, then it is highly plausible that the Company will not be successful in attracting new customers and growing its business. Further, even if the Company is successful in implementing its business model, there can be no assurances that the Company will generate sufficient revenues to become profitable.

Customer acquisition costs could increase, and the Company may depend on a few key relationships to market to potential customers.
The Company's ability to generate revenues is largely dependent on its ability to attract and retain a substantial number of customers. Attracting customers may be difficult for several reasons, including limited sales and marketing resources and reluctance by many customers. Accordingly, the Company may incur greater costs to acquire customers in comparison to existing or more established services. If the Company is not successful in attracting customers at reasonable acquisition costs, or at all, its business, results of operations and financial condition will be materially adversely affected.

While the Company's marketing and customer acquisition strategies largely involve direct marketing to potential customers, the Company may also seek to establish and maintain favorable relationships with third parties having direct access to potential consumers. There can be no assurances that the Company will be able to establish relationships with potential marketing partners or, if so, upon terms and conditions favorable to the Company.

Growth rates higher than planned could create challenges.
The Company's growth, if attained, will result in substantial responsibilities placed upon management and internal systems. Rapid expansion of operations in an emerging stage company entails risks and uncertainties. These risks can, and do, effect available management and other personnel resources, financial resources and physical resources. While detailed planning for growth can mitigate these risks, there can be no assurances that the Company will not be adversely affected by disruption, unexpected events, or conflicting demands upon resources, or that the Company's personnel, systems, procedures and controls will be adequate to support continued growth.

Our business and services could subject us to complex and evolving U.S. laws and regulations regarding the unauthorized practice of law, legal document processing and preparation, legal plans, privacy and other matters. While our model is not to prepare or advise on the preparation of legal documents, if these laws were found to apply or change to apply, then these laws and regulations may result in claims, changes to or discontinuance of some of our services, potential

liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our business involves providing forms and templates, which may include, without limitation, wills, powers of attorney, and other such documents, and the Company provides automated services to enable our customers to fill in and complete such forms and templates and, as a result, is subject to a variety of complex and evolving U.S. laws and regulations, including the following:

- Our business model includes the provision of services that represent an alternative to traditional legal services, which could subject us to allegations of unauthorized practice of law. Unauthorized practice of law generally refers to an entity or person giving legal advice who is not licensed to practice law. However, laws and regulations defining unauthorized practice of law, and the governing bodies that enforce unauthorized practice of law rules, differ among the various jurisdictions in which we operate. We are unable to acquire a license to practice law in the United States or employ licensed attorneys to provide legal advice to our customers, because we do not meet the regulatory requirement of being exclusively owned by licensed attorneys. We may also be subject to laws and regulations that govern business transactions between attorneys and non-attorneys, including those related to the ethics of attorney fee splitting and the corporate practice of law if and to the extent that we evolve to offer products that involve such items.
- Regulation of legal document processing and preparation services varies among the jurisdictions in which we conduct business. We currently provide will forms in Texas, Florida, Pennsylvania, Arizona, New York, and California and plan to expand to North Carolina and Illinois in the near future and most of the remaining states beyond that. We do not advise that these forms are accurate or provide any advice or guidance regarding alternatives or means to prepare those forms.
- Regulation of our legal documents varies considerably among the insurance departments, bar associations and attorneys general of the particular states in which we offer, or plan to offer, our legal documents. In addition, some states may seek to regulate our legal documents as insurance or specialized legal service products.

Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data.

Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices.

The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting.

Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus   as   we   expand   into   other   services   and   jurisdictions.

In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We expect to incur costs associated with responding to, defending and settling such proceedings, particularly those related to unauthorized practice of law, and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act"), or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 81.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely

manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Postage is an end-to-end solution for creating, storing, and updating your end-of-life and estate plan online. The Company offers a full-service digital platform that provides one place for all of an individual's plans. The product includes a combination of a flat-fee product (will creation), subscription (will updates and the comprehensive legacy planning software platform), and partner revenues. Our proprietary platform is designed to guide consumers through everything they need to keep their legacy and family organized, all from within The Postage product. The Company does not provide legal advice.

The full-service digital platform includes:
- Digital estate preparation and planning (including online will-maker)
- Funeral planning and management
- Encrypted password manager
- Text and email builder for posthumous messaging
- Secure document storage
- Delegate assignment for data and estate continuity

Business Plan

The Company offers a one-time will creation product as well as a subscription product that includes will updates and access to the Company's comprehensive legacy planning platform. The Company is committed to bringing the best user experience to its customers through innovative software. As part of its go-to-market strategy, they deliver their product directly to consumers and are focused on the millions of American adults who have yet to create their legacy plan. They acquire these customers through paid acquisition on social media, search engine marketing such as pay-per-click, and through channel partners.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Last Will & Testament	A Last Will and Testament allows you to control what happens to your estate after your death. This includes a digital asset authorization form for your digital assets and assign beneficiaries.	Direct to consumer: We are targeting Americans (25+) without a will
Document Storage	Securely and efficiently organize, manage, and share your most important documents with family, friends, or trusted advisors.	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Encrypted Password Manager	Secure and encrypt your account and device passwords. Give clear instructions about your digital legacy. The Postage provides a safe and centralized location for your most crucial online details. We use industry-leading security measures to ensure your information is secure, including: -256-bit AES encryption -Zero-knowledge protocols	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Funeral Planning	Customize the end-of-life service or celebration that you want	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Message Planning	Send timely notes and instructions to your family after you're gone	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Memories	Pass on your stories, memories, photos and values to your loved ones.	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Estate Planning	Organize your estate, digital	Direct to consumer: We are

	legacy, and financial plans	targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Delegate Assignment & Sharing	Invite family members and trusted professionals to securely view your plans now or in the future.	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Digital Legacy Planner	We offer a secure online portal to proactively plan your future with confidence with our online will builder and digital legacy planning features including secure storage, password management, funeral planning, and more. With The Postage you can: - Create & share your will - Record your estate plans - Leave notes & pictures - Organize & store documents - Manage your passwords - Plan for your funeral	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers

Our digital legacy planner became available in the U.S. in October 2020. In July 2021, the Company launched our online will maker which is currently available in Arizona, California, Florida, Illinois, New York, North Carolina, Pennsylvania, and Texas. The proceeds of the Offering will be used to market our will and legacy planner products, invest into product research and development, and towards general working capital needs of the business.

The Company acquires customers through paid acquisition on social media, pay-per-click, and channel partnerships. The Company has developed and continues to develop proprietary software in order to provide its core product offerings online. Additionally, the Company licenses third-party cloud software providers in connection with the development of the product offerings and operation of the business.

Competition

The Company's primary competitors are Trust & Will, Everplans, FreeWill, and GoodTrust.

Customer Base

The Postage sells its services direct-to-consumer and through channel partners. Our platform is built and designed to impact the entire population; however, we are initially focused on the U.S.

adults who know they need an end-of-life and estate plan but haven't created it yet. The Company's target demographic is Generation X, who have assets and aging parents, along with Baby Boomers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,376,758	Class 35, Class 42, Class 45	THE POSTAGE	August 27, 2020	June 8, 2021	United States

The Company has developed and continues to develop proprietary software in order to provide its core product offerings online. The Company has significant intellectual property in the form of source code and trade secrets.

Governmental/Regulatory Approval and Compliance

Governmental/Regulatory Approval and Compliance Estate planning can be a complex and arcane area of law, and one that can vary in many details from state to state. While the legal framework has evolved on a state-by-state basis, the fundamental principles and objectives of estate planning are largely consistent across jurisdictions although careful navigation of legal requirements is necessary. The Company takes the following approach in preparing a product template to roll out into a new state.

- A review of statutes related to the fundamental requirements for creating a valid document.
- Verifying the minimum requirements to make the document effective and binding.
- Required contents, including any required statements of intent.
- Age and capacity of the signer.
- Witness requirements, including the number, age, and capacity requirements.
- Execution requirements and formalities, such as signing in the simultaneous presence of witnesses and/or notaries.
- The Company confirms that the product complies with these minimum requirements and verifies that the signature process meets or exceeds these requirements.
- A review of statutes related to the permissible contents (as opposed to the minimum requirements).
- Verification of the legal terminology used in each state and verification that the default/boilerplate provisions are consistent with state requirements.
- The Company prepares state-specific provisions if the default/boilerplate provisions are not consistent with state requirements.

- Review of any statutes related to the legal effect of each document type and the rights, powers, and authorities affected by the document.
- Examples include state limits on expanding or restricting the duties and powers of executors and state requirements for designating a guardian for a minor in the event of the death or incapacity of the parent.
- The Company will review the applicable statutes and requirements, verify compliance, and if necessary, prepare state-specific provisions to comply with the statutes and requirements.
- Review of the document-specific statutes and additional steps that may be taken in connection with executing the document.
- For a will, an example is the availability of and requirements for using a self-proving affidavit. If a self-proving will is permitted, the Company drafts a self-proving affidavit that complies with the state-specific requirements.
- A broad review to identify any other information or requirements that may be relevant to the document and/or the Company's ability to offer the document in the applicable state.
- A review of statutory and case law, secondary sources and general research regarding any issues that other online legal document generators or legal service companies may have encountered. The Company makes sure that its product offering complies with all such known requirements before transacting any business or offering any product in a state.
- A review of statutorily-approved forms or forms that are the de-facto standard in a state. If a particular form is statutorily-approved or a de-facto standard, the Company will consider adopting or incorporating that form for more widespread recognition and acceptance.
- If any questions or concerns arise in any part of the review and research process, additional research is performed to resolve any concerns, or the state is marked as one the Company cannot operate in until further notice.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2607 Lawrence St, Houston, TX 77008.

The Company conducts business in Texas and its legacy planner product is available nationally. The will builder product is currently available in Arizona, California, Florida, Illinois, New York, North Carolina, Pennsylvania, and Texas. The Company intends to continue to expand throughout the U.S.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$25,000
General Marketing	40.00%	$20,000	43.64%	$218,200
Research and Development	40.00%	$20,000	28.04%	$140,200
General Working Capital	15.00%	$7,500	23.32%	$116,600
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

*The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering, and the Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion, without further notice, to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	The Postage Positions	Employment History for Past Three Years	Education & Qualifications
Emily Cisek	CEO and Director	The Postage Chief Executive Officer, Director December 2019 – Present General business strategy, fundraising, product roadmap, hiring, and more. Integrate Agency Director of Sales August 2019 – April 2020 Led the company's sales team, cultivated relationships in Texas, focused on increasing customer lifetime values, and more. Integrate Agency Manager of Paid Digital & Sales Lead May 2017 – August 2019 Agency lead for email programs, led marketing campaign efforts internally and for clients, and more	Bryant University, Bachelor of Science in Business Administration, Marketing, Communications
Kenneth Myers	Chief Technology Officer	The Postage Chief Technology Officer May 2020 – Present An independent contractor, he oversees and leads the technology team, built the company's technology stack, and more Mainline.gg and FanReact LLC Chief Technology Officer July 2016 – May 2020 Oversees and manages technical team and software development	Upper Iowa University, IA Master of Business Leadership Grand View University, Bachelor of Arts in Accounting & Business Administration
Robbie Wright	Director	The Postage Director April 2020 — Present Member of Company board and aids with general business management Energy Texas CEO	The University of Texas at Austin: Red McCombs School of Business, Bachelor of Business Administration, Bachelor of

		October 2021-Present Overses company strategy and general business operations Integrate Agency CEO January 2017 – September 2021 Sets the strategic vision for the company, focuses on M&A efforts, building brand value, and more.	Finance
Rebecca Atchison	Director	The Postage Director May 2021 –Present Member of Company board and aids with general business management Bumble Board Member, Audit Committee Chair October 2020 – Present Member of Company board and chairs the audit committee Absolute Software Board Member August 2019 – Present Member of Company board and chairs the audit committee Convey Board Member October 2018 – Present Member of Company board and chairs the audit committee	Stephen F. Austin State University, Bachelor of Business, Accounting
William McLucas	Director	The Postage Director October 2020 –Present Member of Company board and aids in general business management Axial Global (Fka Express Bolt & Gasket) CEO and CFO	Rice University, Jones Graduate School of Business, MBA Rice University, Bachelors in Business Administration

		November 2020 – Present	
		Oversees the company strategy and financials	
		HydroStrat LLC Board Member September 2019 – Present	
		Member of Company board and aids in general business management	
		WPM Capital Partners Managing Director and Founder August 2017 – Present	
		Oversees and manages investment fund	

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three employees and three independent contractors in Texas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Sef Dresslar	Operations Manager	November 3, 2020
Galia Davis	Analyst	January 4, 2021
Emily Cisek	CEO	December 6, 2019

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,350,000
Amount Authorized	10,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has currently reserved 1,000,000 shares of authorized Common Stock of the Company under an equity incentive plan option pool for its employees. There are currently 168,333 shares of equity options granted. The amount outstanding set forth above does not include the equity incentive plan options, whether reserved or granted.

Type of security	Convertible Notes
Amount outstanding	$400,000 Principal Amount
Interest Rate	8%
Maturity date	March 2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon the closing of an equity financing in the amount of at least $1,500,000 (a "Qualified Financing"), the Notes will automatically convert into the greater number of equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to (1) 80% of the Qualified Financing equity price per share or (2) a $10 million valuation, whichever is lower.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	Upon a sale of the Company or other "Sale of the Company," the Note holders will be paid an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Convertible Notes
Amount outstanding	$500,000 Principal Amount
Interest Rate	8%
Maturity date	September 2023
Voting Rights	The lead investor in convertible note round was given a board seat and voting rights in September 2020. The side letter agreement with William P. McLucas includes the following. William P. McLucas shall be promptly appointed to the Company's board of directors following the closing of the Offering and issuance of the WPM Note, and Mr. McLucas (or his approved replacement as described below) shall not be removed from the board without cause for so long as WPM shall hold the WPM Note or own at least 5% of the capital stock of the Company (the "Qualified Period"). If Mr. McLucas is removed for cause or resigns from the board during the Qualified Period, then WPM may appoint a qualified replacement subject to reasonable due diligence and approval of the Board. The Company shall not prior to the completion of a Qualifying Financing, increase the size of the board of directors unless, in addition to the vote required by the Company's Bylaws, WPM approves such enlargement.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon the closing of an equity financing in the amount of at least $1,500,000 (a "Qualified Financing"), the Notes will automatically convert into the greater number of equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to (1) 65% of the Qualified Financing equity price per share

	or (2) a $6 million valuation, whichever is lower.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	Upon a sale of the Company or other "Sale of the Company," the Note holders will be paid an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Convertible Notes
Amount outstanding	$382,500 Principal Amount
Interest Rate	8%
Maturity date	May 2024
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon the closing of an equity financing in the amount of at least $1,500,000 (a "Qualified Financing"), the Notes will automatically convert into the greater number of equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to (1) 80% of the Qualified Financing equity price per share or (2) a $10 million valuation, whichever is lower.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	Upon a sale of the Company or other "Sale of the Company," the Note holders will be paid an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

In addition to the convertible notes, the Company has the following debt outstanding, as of October 2021:

Type of debt	Corporate Charge Card
Name of creditor	Silicon Valley Bank
Amount Outstanding	$6,707
Interest Rate	0%
Payment Schedule	Monthly
Other material terms	Card is a charge card, with holders not allowed to carry a balance month to month. The charge card's statement balance is due from the Company each month on a specified due date

Type of debt	Payroll tax payable
Name of creditor	IRS
Amount Outstanding	$2,251
Interest Rate	0%
Payment Schedule	Semi-weekly and monthly
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
2020 Convertible Notes	900,000	$900,000	General working capital	April – September 2020	Reg D
2021 Convertible Notes	382,500	$382,500	General working capital	October 2021	Reg D

Ownership

A majority of the Company is owned by Emily Cisek and Robbie Wright.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Emily Cisek	59.9%
Robbie Wright	21.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/20)

Total Revenue	Taxable Income	Total Tax
$93.00	-$506,562	$0.00

Operations

The Company anticipates that if the Maximum amount is raised in this Offering that the funds will allow it to operate and grow until November of 2022, if not longer. During that time, we would use some of the proceeds to drive rapid growth with additional marketing spend, invest in product research and development, and ultimately, work towards a goal of $1M in annual recurring revenue. Its primary challenges will be around continuing to acquire customers, rolling out additional products, and entering new markets.

The Company has adjusted its pricing model with the launch of the will product in late July in the aims of continuing to acquire additional paid customers. Since launch of our paywall in January 2021, we have generated approximately $2,399 in revenue. We have also reduced our monthly operating expenses through more effective channels. Our monthly operating costs are approximately $35,000 comprising of a blend of personnel, marketing, software, professional services and office rent. The company currently has approximately $203,000 in cash on hand as of October 2021.

Liquidity and Capital Resources

The Offering proceeds are essential to Company plans for ongoing operations. The Company plans to use the proceeds as set forth above in the "Use of Proceeds" section, which is an indispensable element of our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Revenues from current operations and potential future fundraising efforts.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Crowd Notes for up to $500,000. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 4, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Valuation Cap
$10,000,000 ($10 million)

Discount Rate
20%

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus the Discount (20%), and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($10,000,000), as defined below by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

If the Crowd Note converts in connection with a Corporate Transaction (defined above) then you will receive an amount equal to two times (2x) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors

in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

You may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Type of transaction	Security Purchases
Date of Transaction	April 2020
Related Party	Robbie Wright
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Robbie Wright, the Company's board officer, purchased $25,000 worth of Convertible Notes in April 2020.

Type of transaction	Security Purchases
Date of Transaction	April 2020
Related Party	Patricia Spencer-Cisek
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Patricia Spencer-Cisek, the mother of the Company's CEO, purchased $25,000 worth of Convertible Notes in April 2020.

Type of transaction	Security Purchases
Date of Transaction	April 2020
Related Party	Joseph Cisek
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Joseph Cisek, the uncle of the Company's CEO, purchased $20,000 worth of Convertible Notes in April 2020.

Type of transaction	Security Purchases
Date of Transaction	May 2021
Related Party	Joseph Cisek
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Joseph Cisek, the uncle of the Company's CEO, purchased $20,000 worth of Convertible Notes in May 2021.

Type of transaction	Security Purchases
Date of Transaction	May 2021
Related Party	Patricia Spencer-Cisek
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Patricia Spencer-Cisek, the mother of the Company's CEO, purchased $40,000 worth of Convertible Notes in May 2021.

Type of transaction	Business Services
Date of Transaction	2020-2021
Related Party	Robbie Wright
Benefit Received by the Related Party	Paid Services
Benefit Received by the Company	Marketing Services
Other material terms	The Company paid Integrate Agency ~$145,000, an organization for which Robbie Wright is currently a Director and Stockholder and with which Emily Cisek was employed May 2017 – April 2020, for marketing services for the Company

Type of transaction	Security Purchases
Date of Transaction	June 2021
Related Party	Lynn Atchison
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Lynn Atchison, Board Member, purchased $25,000 worth of Convertible Notes in June 2021.

Type of transaction	Sublease of office space
Date of Transaction	2020-2021
Related Party	Emily Cisek
Benefit Received by the Related Party	Rent for use of property as office space
Benefit Received by the Company	Office Space
Other material terms	The Company subleases office space for the premises located at 2607 Lawrence Street in Houston, Texas. The rental rate is $3,100 per month, and is paid by the Company to Emily Cisek, member of the Company's management team and a key stockholder. Ms. Cisek, in turn, pays that amount to the landlord at cost, with no markup. The rental rate is believed to be at fair market rent. The lease was entered into on April 1, 2020 and the lease expires on March 31, 2022. At this time, the Company does not believe it will renew the lease after that date.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emily Cisek
(Signature)

Emily Cisek
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Emily Cisek
(Signature)

Emily Cisek
(Name)

Co-Founder & CEO
(Title)

November 4, 2021
(Date)

/s/Kenneth Myers
(Signature)

Kenneth Myers
(Name)

CTO
(Title)

November 4, 2021

/s/Robbie Wright

(Signature)

Robbie Wright

(Name)

Director

(Title)

November 4, 2021

/s/William McLucas

(Signature)

William McLucas

(Name)

Director

(Title)

November 4, 2021

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Emily Cisek, being the founder of Resteasiest.com, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019 and 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

/s/Emily Cisek
(Signature)

Emily Cisek
(Name)

Co-Founder & CEO
(Title)

November 4, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

RESTEASIEST.COM, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019

Contents



Independent Accountant's Review Report

To Management
Resteasiest.com, Inc.
Houston, Texas

We have reviewed the accompanying balance sheet of Resteasiest.com, Inc.. as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 4, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

RESTEASIEST.COM, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019
_____

	2020	**2019**
ASSETS		
CURRENT ASSETS		
Cash	$ 384,372	$ -
TOTAL CURRENT ASSETS	384,372	-
NON-CURRENT ASSETS		
Furniture	5,133	-
Equipment	2,665	-
Accumulated Depreciation	(1,565)	-
TOTAL NON-CURRENT ASSETS	6,234	-
TOTAL ASSETS	390,606	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Credit Card Debt	2,792	-
Accounts Payable	2,757	-
TOTAL CURRENT LIABILITIES	5,550	-
NON-CURRENT LIABILITIES		
Convertible Notes Payable	900,000	-
Accrued Interest	34,154	-
EIDL Loan	1,000	-
Related Party Loan	-	10,000
TOTAL LIABILITIES	940,704	10,000
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 5,072,500 issued; $.00001 par value)	51	-
Retained Earnings (Deficit)	(550,148)	(10,000)
TOTAL SHAREHOLDERS' EQUITY	(550,097)	(10,000)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 390,606	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RESTEASIEST.COM, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	2019
Operating Income		
Sales, Net	$ 93	-
Gross Profit	93	-
Operating Expense		
Selling & Marketing	158,334	-
Salaries & Wages	153,771	-
Research & Development	108,703	-
General & Administrative	35,682	-
Rent	34,600	-
Professional Fees	12,280	10,000
Depreciation	1,565	-
Stock Compensation Expense	51	-
	504,985	10,000
Net Income from Operations	(504,892)	(10,000)
Other Income (Expense)		
Tax Expense	(1,102)	-
Interest Expense	(34,154)	-
Net Income	$ (540,148)	$ (10,000)
Earnings Per Share		
Weighted Average common shares outstanding- basic	3,174,425	-
Net loss per share	$ (0.17)	-

RESTEASIEST.COM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	**2019**
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (540,148)	$ (10,000)
Accrued Interest	34,154	-
Change in Credit Card Debit	2,792	-
Change in Accounts Payable	2,757	-
Depreciation	1,565	-
Stock Compensation Expense	51	-
Net Cash Flows From Operating Activities	(498,829)	(10,000)
Cash Flows From Investing Activities		
Purchase of Equipment	(2,665)	-
Purchase of Furniture	(5,133)	-
Net Cash Flows From Investing Activities	(7,799)	-
Cash Flows From Financing Activities		
Issuance of Convertible Notes	890,000	-
Proceeds from COVID Loan	1,000	-
Related Party Loan	-	10,000
Net Cash Flows From Investing Activities	891,000	10,000
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	384,373	-
Cash at End of Period	$ 384,373	$ -
Nonmonetary transactions		
Common Stock Issuance	51	

RESTEASIEST.COM, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

_____

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount			
Balance at December 6, 2019	-	$ -	$ -	$ -	$ -
Net Income				(10,000)	(10,000)
Balance at December 31, 2019	-	$ -	$ -	$ (10,000)	$ (10,000)
Issuance of Stock	5,072,500	51			51
Net Income				(540,148)	(540,148)
Balance at December 31, 2020	5,072,500	$ 51	$ -	$ (550,148)	$ (550,097)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Resteasiest.com, Inc. ("the Company") is a corporation organized under the laws of the state of Delaware and Texas. The Company is an online service company that offers estate, legacy, and end-of-life planning.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main line of revenue will be fees collected from its legal services.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double declining basis over management's estimate of each asset's useful life.

Leases

The Company subleases office space from Emily Cisek, a member of the Company's management team. The lease expires in 2021 and may be renewed at the option of the Company at the then market rate. Future minimum payments due are as follows:

2021- $6,300

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company records research & development expenses in the period incurred.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2019, the Company received a $10,000 loan from a family member of Emily Cisek, a member of the Company's management team ("the Loan"). The Company subsequently converted the Loan into a convertible note payable.

In 2020, the company issued a series of convertible notes payable in exchange for $900,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 8% per annum and mature in 2023. During 2020, the Company accrued approximately $34,154 in interest related to the Notes. The Notes shall convert upon certain predefined conditions such as a Qualifying Financing

event, Sale Event, or Maturity Date Conversion. Upon conversion, common shares can be issued with a 20%-35% discount.

In 2020, the Company received an Economic Injury Disaster Loan Advance of $1,000 that may be forgiven at a future date. As of December 31, 2020, the Company is awaiting decision for forgiveness.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 10,000,000 shares of $.00001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock   5,095,000

In 2020, the Company issued 8,400,000 restricted stock units. During 2020, 4,672,500 RSUs vested. The remaining will vest as follows:

2021	2,730,000
2022	885,000
2023	112,500
Total	3,727,500

The Company recognized a stock compensation expense of $51 in fiscal year 2020 related to the RSUs.

RSUs entitle holders to receive a specified number of shares of the Company upon the agreed upon each individual vesting schedule. Non-vested shares may not be assigned, transferred, pledged, or otherwise disposed of before vested.

Various shareholders of the Company are guaranteed anti-dilution protection rights on a fully diluted, as converted basis. Total protected ownership interests amount to 5% of the Company.

NOTE F- EQUITY BASED COMPENSATION

In 2020, the Board of Directors adopted the 2020 Stock Option and Stock Purchase Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and stock grants. Up to 1,000,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2019, 1,000,000 shares remain issuable under the Plan.

During 2020, the Company granted 175,000 stock options under the Plan to various advisors and employees. The granted options had an exercise price of $.50, expire in ten years, and vest over a three-year period.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options		Weighted Average Exercise	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding at December 31, 2019	-		-	-		
Granted	175,000	$	0.50	10		
Exercised	-		-	-		
Outstanding at December 31, 2020	175,000	$	0.50	9.78	$	0.00
Vested and Expected to vest at December 31, 2020	175,000	$	0.50	9.78	$	0.00
Exercisable at December 31, 2020	-	$	-	-		-

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company values stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Subsequent to the period, 55,000 stock options were forfeited before they were vested.

NOTE G- RELATED PARTY TRANSACTIONS

The Company received marketing services from Spark Wright & Colgin Inc. in the amount of $102,000 ("the Party"). The Party is owned by Robbie Wright, a member of the Company's management team.

The Company subleases office space from Emily Cisek, a member of the Company's management team. The Company's paid approximately $34,000 during 2020 for this lease.

The Company issued convertible notes payable to related parties in exchange for cash as follows:

    Family Members of Emily Cisek: $45,000
    Shareholders of the Company: $75,000

NOTE H- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on

assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE I- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE J- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 4, 2021, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



Company: The Postage

Market: Death care

Product: End-to-end solution for creating, storing, and updating an end-of-life and estate plan

Company Highlights

- In discussions for enterprise-level strategic partnership with major insurance and finance group
- 1,140+ users on the platform since beta launch in July 2020
- Recruited board members that currently serve on the board of Bumble (Nasdaq: BMBL) and have previously held senior leadership positions at HomeAway
- Company's technology was featured by Microsoft in the keynote at .net conference in November 2020[i]

EXECUTIVE SNAPSHOT

The Postage was founded to make legacy planning simple and affordable for all. The comprehensive platform was designed to guide consumers through everything they need to keep their legacy and family organized – all in one place. It's not just a will-maker, an end-of-life planner, a password manager, or a niche document storage platform with built-in family sharing. It's a holistic platform that aims to democratize the whole planning process for those of us who can't "just make a call" when something unexpected happens. Since co-founder and CEO,

Emily Cisek went full-time into the business a year and a half ago, the company has gained initial consumer traction, launched a robust platform and mobile app, added its online will maker in eight states (AZ, CA, FL, IL, NC, NY, PA, TX), been featured by *Real Simple*,[ii] *Thrive Global*,[iii] *Parents*,[iv] and the *Houston Chronicle*,[v] and entered into discussions for a strategic partnership with a major insurance and finance group that has large consumer distribution. To date, the business has raised ~$1.2M and plans on utilizing funds from this offering to continue product and geographic expansion, invest in its research and development roadmap, and market its product.




You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

- $300 - Free individual will
- $750 - Two individual wills + one month free of the company's subscription (special promo code)
- $1,000 - Two wills and three months free of the company's subscription
- $5,000 - Two wills and six months free of the company's subscription
- $10,000 - All of the above and one year free of the company's subscription
- $15,000 - All of the above and one lifetime subscription
- $25,000 - All of the above and four family/friends lifetime subscription and wills

COMPANY SUMMARY

Opportunity

Death care services are a $100+ billion industry, as unfortunately, death is a part of every person and family's life.[vi] However, most individuals aged 55 and older put little effort into planning for the end of life. Respondents to Merrill Lynch and Age Wave Surveys found that only 18% of these individuals have a will and two other key estate planning documents.[vii] One of the common frustrations when creating end-of-life plans and documents is overall confusion among individuals and families.[viii] To combat these complications, a host of digital and tech-enabled companies have focused on better serving consumers that are looking to make end-of-life plans by providing cheaper and broader access to these services via technology.[ix]

The Postage is a Houston-based startup that aims to help people better prepare for end-of-life through legacy planning. The company has designed an easy-to-use digital platform that aims to empower its users to reframe how they plan for the future through digital estate preparation and planning, funeral planning, document storage, and much more. The Postage's product is designed to mitigate confusion and guide users step-by-step through document creation and legacy planning in an intuitive interface available via web and mobile app. The company's online will maker product has already launched in Arizona, California, Florida, Illinois, New York, North Carolina, Pennsylvania, and Texas with the company eyeing expansion into Ohio, Georgia, Michigan, New Jersey, Massachusetts, and beyond later this year.





Product

The Postage has built a digital legacy planning platform that aims to help users simply and efficiently make plans to keep their legacy and family organized. The product is built on C# and with user security at top of mind. It is accessible via the company's website and a mobile app so users can update documents whenever needed.



POSTAGE
Welcome, Michael
You Need to Write Notes to Your Loved Ones
Write Notes Now
Blogs & Articles
My Plans

Initially, The Postage's target users fall into three personas:



Susan, 62
"Concerned Cathy Persona"
55+ Women
Wants:
• Protect her family
• Store & Share Memories
• Control her legacy
Signs up because:
• She's aging & wants to gain peace of mind
• She initially captures memories & messages
Then visits:
• Will & testament
Shares Will
Melissa, 40
"Proactive Polly Persona"
Ages 40-55
Wants:
• Assist her parents
• Protect family & assets
• Have access to Susan's wishes
Signs up because:
• She wants to help Susan with funeral plans & organization
Then visits:
• Will & testament to protect her family
Shares Will
Molly, 34
"Millenial Martha Persona"
Ages 25-40
Wants:
• Protect family due to recent life event
• All-in-one solution
Signs up because:
• She wants to store passwords & docs
• She wants access to family's info
Then visits:
• Will & testament with intent to create will


Platform

The Postage's proprietary platform aims to guide users through everything they need to keep their legacy and family organized, all within one convenient digital service. The platform is home to many features and products, including:



Will Maker

Users can create, store, and share their will within minutes



Document Storage

The platform enables users to organize and store vital documents and photos



Password Manager

For online accounts and devices, users can secure their account and device passwords within The Postage platform.



Estate Planning

Users can organize their estate, digital legacy, and financial plans through intuitively designed workflows within the product.



Funeral Planning

The platform offers functionality to help users create an end-of-life service and celebration for their loved ones.



Message Planning

Users can set up timely messages and notes to be sent to their families after they're gone.



Delegate Assignment and Sharing

Users can invite family members and trusted professionals to securely view their plans now or in the future. The Postage hopes this drives a network effect, among users and potential new consumers on the platform.

Use of Proceeds


Use of Proceeds: Minimum Raised ($50k)
$7,500
$20,000
Intermediary Fees
General Marketing
R&D
General Working Capital


Use of Proceeds: Maximum Raised ($500K)
$25,000.00
$116,600.00
$140,200.00
Intermediary Fees
General Marketing
R&D
General Working Capital

Intermediary Fees	General Marketing
A portion of funds from this raise will go towards intermediary fees from the campaign.	The Postage plans to allocate capital toward advertisements for its products on various digital channels, in the hopes of earning more paying customers.

R&D	General Working Capital
The company anticipates using a percentage of capital from this raise towards research and development costs so it can continue to build out its product suite.	The Postage expects to use a portion of funds towards general working expenses like legal fees, software purchases, etc.

Product Roadmap

For the remainder of 2021, The Postage is targeting multiple milestones:

2021
• Launch will-maker in five additional states: Ohio, Georgia, Michigan, New Jersey, and Massachusetts. After launch, the product will be available to over 50% of the U.S. based on population[x] • Add additional questionnaires within a user's "my plans" page to drive further progress and increased usage • Explore additional states to launch the will builder product with similar regulatory rules • Grow channel partner program by partnering with businesses in adjacent industries such as: insurance, funeral, enterprise HR, financial planning, and wealth management

In 2022, the company aims to continue to expand its product availability and increase marketing.



2022
• Expand marketing efforts nationally based on the state availability of will-builder product
• Develop and launch its Trust product into initial markets
• Scale channel partner program
• Launch initial partner marketplace with integrated upsell opportunities for customers based on data and next best action recommendations. For example, this could be insurance recommendations or long-term care products that partners offer.
• Continue to develop funeral planning and family heirloom distribution/estate marketplace feature. The estate marketplace would enable a delegate or executor to distribute unclaimed items that weren't bequeathed into an estate marketplace that The Postage designs or hosts.

In 2023, the company plans to begin to develop the strategy, functionality, and partnerships for the death insurance product line.

Business Model

The Postage aims to offer a complete end-to-end solution for creating, storing, and ongoing updates to a consumer's end-of-life and estate plan. The company generates revenue in three ways:

- Initial Flat fee: For consumers to purchase and create a will, it costs $125 for couples and $75 for individuals. This is a one-time fee.
- Subscription revenues: Consumers can also purchase a $3.99 monthly subscription that gives them access to the company's comprehensive platform, create unlimited will updates, and utilize the company's legacy planning tools.
- Partner revenues: Initial setup and monthly licensing fees

USER TRACTION

Channel Partners

Since product launch, the Postage has entered into channel partnership agreements with Creative Solutions in Healthcare and Longhorn Leads. Both organizations will serve as partner marketers of The Postage's services to their consumers.

   

Enterprise Partnership

In addition to the channel partners, The Postage is in discussions with a large enterprise-level strategy partnership with a Fortune 100 insurance and finance group.



Users

The Postage tracks unique visitors to its site to better understand the conversion of visitors into users. Since its beta launch, the company has received just over 60,000 unique visitors to its website. January 2021 was the highest month to date, due to increased marketing budget. Marketing spend has had direct correlation on high traffic growth months. Marketing was turned off as learnings were collected and adjustments to the platform and user experience were made. For example, during May 2021-July 2021 marketing was turned off during the initial development of the will maker product. Since the launch of the will-maker product in late July 2021, paid users have increased by 800% in comparison to the previous three months.



Remainder of page left intentionally blank.



To date, the company has nearly 1,140 total users through September 2021. For new signups, January 2021 (248), August 2021 (158), and September 2021 (140) represented the highest monthly totals for new users.



HISTORICAL FINANCIALS

Since inception, the company has focused on product development and acquiring an initial set of users. Since the company launched its will-maker product in July 2021, revenue is up 1,580% quarter-over-quarter.

Remainder of page left intentionally blank.





Through September, the company has incurred about $676,000 in total expenses, up about 142% when compared to the same period last year. In 2020, the company incurred about $540,000 in total expenses, with salaries and marketing representing the two largest spending categories. The company was incorporated in 2019 however, only incurred $10,000 in expenses, as the business was not yet fully operational.





Through September, the company has sustained a net loss of about $672,000. In 2020, the company sustained a net loss of $538,532, compared to a net loss of $10,000 in 2019. In 2021, the company had an average burn rate of about $74,000 per month. As of October 2021, the company had ~$202,000 in cash assets on its balance sheet.



INDUSTRY AND MARKET ANALYSIS

According to the Business Research Company, the global death care services industry was worth $103.9 billion in 2020. In 2025, the industry is expected to grow to $147.3 billion with a compound annual growth rate (CAGR) of 7.2%. From there, the industry is expected to grow to $201.1 billion by 2030 with a CAGR of 6.4%.[xi] Within the digital death care industry, 20% of consumers used online resources to plan a funeral service, while 46% would be willing to handle all funeral service planning online.[xii]

The Trusts and Estates industry, according to IBIS World, is estimated to be at $174.6 billion in revenue for 2021 in the U.S, and it is expected that the industry will grow at 11.5% during the year. This figure is significantly higher than growth from 2016-2021, where the industry grew by 2.9% per year on average.[xiii]

Digital and tech-enabled services have become increasingly prevalent within the death care industry. Companies have been founded to address everything from the handling of social media accounts to will creation. While prevalent throughout previous time periods, particularly during the COVID-19 pandemic, the need for digital services within the death industry was exacerbated. Moreover, trends like the large, aging population of Baby Boomers illustrate the growing market size for the death industry.[xiv]


Highlights from venture capital financings in legal services (B2C) companies from 2010 to 2020 include:[xv]

- Capital investment peaked at $1.65 billion in 2019
- Deal count also peaked in 2020, with 338 total deals
- Total capital invested reached $9.57 billion across 1,905 total deals



COMPETITORS



Everplans: Founded in 2012, Everplans offers a comprehensive and secure digital storage that guides and organizes essential life information that would help the customer pre-plan or manage estates after a death as a subscription for $75 a year.[xvi] The product acts as a digital planner and storage system that would provide a template for users to gather the information for estates and trusts. Consumers can access this service via the company's website. Everplans was acquired by National Guardian Life in January of 2021 to become part of the insurance company's employee benefit offerings.[xvii]



Trust & Will: Founded in 2017, Trust & Will provides a desktop digital platform that offers customized and state-specific estate planning digital templates that can be used to cover a wide range of necessary information such as nominating guardians for children, listing all assets, and outlining procedures in a medical emergency. Trust & Will offers three plans: Trust (starting at $599), Will (starting at $159), and Guardian (starting at $39). These products can be updated after the first year for $39/year (Trust), $19/year (Will), and $12 (Guardian).[xviii] In November 2020, the company shared it has had 160,000 users sign-up for the company's services. Additionally in November, Trust & Will announced raising a $15 million Series B round led by Jackson Square Ventures, which brought its total funding to date up to ~$23 million.[xix]





FreeWill: Palo Alto-based FreeWill is a digital death care services company for consumers. The company's products include a living will, durable financial power of attorney, beneficiary designations, and revocable living trusts (only in California). All of FreeWill's products are available via its website and are free. The company is supported by hundreds of non-profit organizations. To date, the company has shared that more than 369,000 wills have been created using the service.[xx]



GoodTrust: GoodTrust offers digital legacy services for consumers to safeguard their digital assets. The company offers everything from digital will services to securing online social media accounts and photos to financial services like canceling subscriptions after death. The product can be accessed by consumers via its desktop app. Consumers can get started on GoodTrust for free, with limited functionality. Thereafter, the company's Premium plan ($5.99/month) offers unlimited online accounts, 5 GB of storage, will generation, and more. Finally, GoodTrust also offers a Lifetime service which costs $499. This flat fee provides users with access to everything from the Premium plan, 10 GB of storage, and annual consultations.[xxi]

EXECUTIVE TEAM

The team at the Postage includes serial entrepreneurs who have experienced success from ideation to growth and scale, with multiple startup exits in their backgrounds. Previously, team members have focused on taking traditionally offline businesses and creating effective digital experiences.



Emily Cisek, Co-Founder and CEO: After witnessing how difficult it was to wrap up the details of a loved one's life, Emily Cisek knew there had to be a better way. It was then that she decided to create The Postage, a solution for people who wanted to manage their information and effectively control the aftermath of life. Cisek has been recognized by the Houston Business Journal as a honoree on the 2021 Women Who Mean Business list[xxii] and as a finalist on the Top Founders Under 40 for the Houston InnovationMap Awards.[xxiii] Prior to founding The Postage, Emily was the Director of Sales at Integrate Agency, a full-service digital and traditional marketing agency, specializing in technology, energy, and real estate throughout Texas. With her extensive experience in leading, developing, and launching robust marketing and communication programs, she led efforts for a number of clients across various industries to build out their digital initiatives. Before that, she grew her professional career in Houston at Bounce Energy and Direct Energy as a Digital Marketing Manager, before spending several years in Austin leading a branch of Integrate Agency. Cisek received her BS degree in Business Administration from Bryant University.





Ken Myers, CTO: Ken Myers has worked as an early team member at multiple technology companies since 1999, with a specific focus on consumer internet operations, marketing, information technology, and cybersecurity. When he learned that The Postage wanted to develop an all-inclusive platform that helps people organize their lives well before they need to prepare for the end of life, he was excited to share his talent for creating people-first technological solutions. Before joining The Postage, Myers served in a variety of executive positions for leading online companies, including WhiteFence.com, CMN.com, and Mainline.gg. During his career, Myers has been a leading member of multiple technology companies that have been acquired.[xxiv] [xxv] [xxvi] Myers has a Master of Business Leadership from Upper Iowa University, with multiple certifications in cybersecurity, software development, and technology services.



Robbie Wright, Co-Founder and Board Member: As a veteran e-commerce entrepreneur, Robbie Wright has spent nearly two decades using digital marketing to help companies acquire and manage customers to build and grow their businesses. An expert in conversion flow and user experience, he has been directly involved in two successful start-up exits. Before co-founding The Postage, Robbie Wright led a team of investors in purchasing Austin-based Wellington Group PR in 2017, then helped to merge it with the Houston-based Integrate Agency in 2018,[xxvii] where he currently serves as the company's CEO. Before that, Robbie was co-founder and CEO of Bounce Energy, a digital-first retail electricity provider founded in 2008. In 2013, Centrica (the British parent company of U.S.-based Direct Energy) acquired Bounce.[xxviii] Wright remained at Centrica for three years, running the Digital & Innovation Departments for Centrica's suite of North American businesses and brands as Vice President. He earned his BBA in Finance from the University of Texas at Austin.



Lynn Atchison, Board Member: A seasoned technology executive, Lynn Atchison joined The Postage's board in May 2021 and also currently serves on the company boards of QWTO, Absolute Software, Convey, and Bumble. Lynn has over 30 years of finance and operations experience and has served as CFO of several companies with increasing responsibility and scope. She most recently served as Chief Financial Officer at Spredfast (now Khoros), a provider of enterprise social media management software. Before that, she served as the CFO of the online vacation rental marketplace HomeAway, Inc. (acquired by Expedia, Inc.) from August 2006 until March 2016.[xxix] Atchison thrives with transformational and fast-growing companies, as she has scaled operations, driven growth, and improved profitability by adopting new business models rapidly and effectively at key inflection points in a company's lifecycle. She also serves as an Advisory Partner with LiveOak Venture Partners and is a member of the Austin Advisory Board Member with Texas Capital Bank. She earned her Bachelor of Business degree in accounting from Stephen F. Austin State University and graduated summa cum laude.



MicroVentures



Billy McLucas, Board Member: Billy McLucas is the founding partner of WPM Capital Partners and currently serves as Managing Director of WPM and CEO and CFO of Express Bolt & Gasket, one of the firm's portfolio investments. He has an extensive background in operational execution, corporate finance, strategy, governance, M&A, capital raising, and distressed asset value creation across energy, real estate, industrial, technology, and consumer products end markets. Through WPM, he is focused on providing innovative operational, financial, and strategic solutions to help businesses grow and deploys long-term investment strategies across industries with targeted execution of vertical integration opportunities, providing full life cycle investing from startup ventures to established businesses. McLucas serves as an Advisor and Board Member for The Postage, HydroStrat, Buffalo Bayou Brewing Company, Madison Mill, and SET Group. He holds a BA and MBA from Rice University.

PAST FINANCING

To date, The Postage has raised over ~$1.2 million from angel investors. All investments have come via convertible notes, with most investors investing at a $10 million valuation cap.

Round	Date	Amount	Security	Discount Rate	Interest Rate	Valuation Cap	Maturity Date
Pre-Seed Extension	Aug. 2021	$383K	Convertible Note	20%	8%	$10M	May 2024
Pre-Seed Extension	Sept. 2020	$500K	Convertible Note	35%	8%	$6M	Sept 2023
Pre-Seed	Apr 2020	$400K	Convertible Note	20%	8%	$10M	Mar 2023

Select Investors:	• Angel Investors

Source: Company Cap Table

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $500,000
Discount Rate: 20%
Valuation Cap: $10 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Real Simple: Planning to Write Your Own Will? Here's What You Need to Know
Parents: Here's How to Make Your Own Free or Low-Cost Will
Houston Innovation Map: Houston Founder Using Tech to Disrupt the Legacy Planning Industry Eyes Expansion
Thrive Global: "Your Focus vs. the Noise" With Douglas Brown & Emily Cisek
Houston Chronicle: Houston Startup Helps Plan Here and Now for the Great Beyond
Microsoft: Startup Chooses Blazor and Xamarin for Full-Stack Development Using C#



MicroVentures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://customers.microsoft.com/en-us/story/1338933582129668706-the-postage-professional-services-azure

[ii] https://www.realsimple.com/work-life/money/know-before-estate-planning

[iii] https://thriveglobal.com/stories/your-focus-vs-the-noise-with-douglas-brown-emily-cisek/

[iv] https://www.parents.com/parenting/money/wills/how-to-diy-free-low-cost-will/

[v] https://www.houstonchronicle.com/techburger/article/Houston-startup-helps-plan-here-and-now-for-the-15622757.php

[vi] https://opusxenta.com/blog/it-s-time-for-a-digital-transformation-in-the-death-care-industry

[vii] https://www.cnbc.com/2019/02/07/most-of-the-55-and-older-crowd-do-little-planning-for-end-of-life.html

[viii] https://www.homeinstead.com/care-resources/care-planning/5-misconceptions-about-end-of-life-planning-and-care/

[ix] https://fortune.com/2021/07/21/death-tech-funerals-digital-legacy-startup/

[x] https://worldpopulationreview.com/states

[xi] https://www.thebusinessresearchcompany.com/report/death-care-services-market

[xii] https://opusxenta.com/blog/it-s-time-for-a-digital-transformation-in-the-death-care-industry

[xiii] https://www.ibisworld.com/industry-statistics/market-size/trusts-estates-united-states/

[xiv] https://fortune.com/2021/07/21/death-tech-funerals-digital-legacy-startup/

[xv] Pitchbook Data, Inc.; Downloaded on October 4, 2021

[xvi] https://www.everplans.com/pricing

[xvii] https://www.businesswire.com/news/home/20210125005221/en/NGL-Acquires-Everplans-Laying-a-Foundation-for-Expansion-to-Become-a-Digital-Leader-in-the-Insurance-and-Employee-Benefit-Landscape

[xviii] https://trustandwill.com/compare

[xix] https://techcrunch.com/2020/11/17/trust-will-raises-15m-as-digital-estate-planning-hits-mainstream/

[xx] https://www.freewill.com/

[xxi] https://mygoodtrust.com/pricing

[xxii] https://www.bizjournals.com/houston/news/2021/08/25/2021-women-who-mean-business-honorees.html

[xxiii] https://houston.innovationmap.com/innovationmap-awards-top-founder-under-40-2654929595.html

[xxiv] https://houston.culturemap.com/news/innovation/11-01-17-the-founders-jorge-ortiz-gameday-films-chris-buckner-fanreact/

[xxv] https://www.adexchanger.com/agencies/omnicom-acquires-consulting-firm-credera/

[xxvi] https://www.businesswire.com/news/home/20131118005878/en/Allconnect-Announces-WhiteFence-Acquisition

[xxvii] https://www.bizjournals.com/houston/news/2018/01/19/houston-based-pr-firm-acquired-by-marketing.html

[xxviii] https://www.reuters.com/article/centrica/centrica-to-buy-texan-online-energy-retailer-bounce-energy-idUSL6N0FI0J520130712



xxix https://www.geekwire.com/2015/expedia-completes-acquisition-of-airbnb-competitor-homeaway/

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Resteasiest.com, Inc. dba The Postage
2607 Lawrence St
Houston, TX 77008

Ladies and Gentlemen:

The undersigned understands that Resteasiest.com, Inc. , a corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C dated November 4, 2021 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 4, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to

perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and

the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is

relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Resteasiest.com, Inc. dba The Postage 2607 Lawrence St Houston, TX 77008 Attention: Emily Cisek
with a copy to:	Gould & Ratner LLP 222 North LaSalle Street Suite 300 Chicago, IL 60601 Attention: Fred Tannenbaum
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Resteasiest.com, Inc. dba The Postage
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Resteasiest.com, Inc. dba The Postage

CROWD NOTE

FOR VALUE RECEIVED, Resteasiest.com, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10,000,000.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 4, 2022

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified EquityFinancing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

1

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as

determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

    a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

        i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

        ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

    b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

        i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

    c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

        i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

            A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

            B. Obtaining the Corporate Transaction Payment.

        ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

    d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

    e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

The

POSTAGE

Legacy Planning Made Simple



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

The Problem

Most people know they need to create an end-of-life and estate plan but haven't done it because the process is expensive, confusing, and time consuming. [1]

$940+

on average for simple individual will by attorney [2]

18%

have a will and two other key estate planning documents [3]

74%

believe estate planning is a confusing topic [4]

4-5 Weeks

to complete a trust-based estate plan [5]

$9,000

on average for funeral expenses with a vault [6]

1. https://www.cnbc.com/2019/02/07/most-of-the-55-and-older-crowd-do-little-planning-for-end-of-life.html
2. https://www.thumbtack.com/p/will-creation-cost
3. https://www.cnbc.com/2019/02/07/most-of-the-55-and-older-crowd-do-little-planning-for-end-of-life.html4
4. https://jbelllawfirm.com/why-create-an-estate-plan/
5. https://www.estateplan.expert/estate-planning/how-long-will-it-take-to-set-up-a-proper-estate-plan/
6. https://www.bankrate.com/insurance/life-insurance/average-funeral-cost/

The POSTAGE

The Solution

The Postage aims to make legacy planning simple and affordable for all.


POSTAGE
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Leave personal email messages for your loved ones. With The Postage, you can keep your notes safe until the end of your life, control delivery to your loved ones after you're gone, and make sure you never leave anything unsaid.
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The Solution

Our proprietary platform guides our customers through everything they need to keep their legacy & family organized - all in one place.



Will Maker
Create, store, and share your will in minutes



Document Storage
Organize and store your vital documents and photos



Password Manager
Secure your account and device passwords



Estate Planning
Organize your estate, digital legacy, and financial plans



Funeral Planning
Create the end of life service or celebration that you want



Message Planning
Send timely notes to your family after you're gone



Delegate Assignment & Sharing
Invite family members and trusted professionals to securely view your plans now or in the future.

The Market

Legacy planning affects **100% of the population**

- Two in three adults lack an advance directive, as of 2017 [1]

- The death care services industry is $100B+ market [2]

- The trust and estate industry is $170B+ market [3]

- The death care industry remains tech deficient [4]

- The COVID-19 pandemic has created situational awareness [4]

255M+
U.S. Adults [5]

330M+
Adults in Canada, Europe, Australia, & New Zealand [6]

Markets we hope to explore

$30T+
Expected Boomer Assets to Transfer Next 30 Years [7]

1. https://www.healthaffairs.org/doi/10.1377/hlthaff.2017.0175
2. https://www.thebusinessresearchcompany.com/report/death-care-services-market
3. https://www.ibisworld.com/industry-statistics/market-size/trusts-estates-united-states/
4. https://fortune.com/2021/07/21/death-tech-funerals-digital-legacy-startup/
5. https://www.census.gov/library/stories/2021/08/united-states-adult-population-grew-faster-than-nations-total-population-from-2010-to-2020.html
6. https://data.worldbank.org/indicator/SP.POP.1564.TO
7. https://www.benefitspro.com/2020/11/19/the-great-wealth-transfer-what-boomers-and-their-families-need-to-know/

The Team

The team consists of serial entrepreneurs with success from ideation to growth and scale.



Emily Cisek
CEO & Co-Founder

- 11 years of digital communication & engagement experience

- 8 years of UX & digital acquisition experience

- 8 years experience selling B2C service subscriptions & add-ons



Ken Myers
CTO

- 25 years leading software platform teams

- 3 exits [1,2,3]

- Experience launching software platforms to scale in 3 different emerging industries



Robbie Wright
Co-founder & Board Member

- 2 exits [4,5]

- Has coached & counseled leadership in 10+ startups as board member

- 20 years of digital UX experience & scaling software platforms



Lynn Atchison
Board Member

- Serves on multiple boards, including Absolute Software, Bumble, QWTO, & Convey

- 30 years of finance & operations experience

- 20+ years of business model transformation



Jim Moskosky
Strategic Advisor & Counsel

- 25+ years as executive & entrepreneur

- 30+ years advising technology & growth companies

1. https://houston.culturemap.com/news/innovation/11-01-17-the-founders-jorge-ortiz-gameday-films-chris-buckner-fanreact/
2. https://www.adexchanger.com/agencies/omnicom-acquires-consulting-firm-credera/
3. https://www.businesswire.com/news/home/20131118005878/en/Allconnect-Announces-WhiteFence-Acquisition
4. https://www.bizjournals.com/houston/news/2018/01/19/houston-based-pr-firm-acquired-by-marketing.html
5. https://www.reuters.com/article/centrica/centrica-to-buy-texan-online-energy-retailer-bounce-energy-idUSL6N0R0J520130712

Our Milestones

We've built a robust, scalable platform with our pre-seed funding and we're ready for the next phase.



Q2 & Q3 2020
Raised $900K+
CEO & CTO full-time
Launched beta

Q4 2020
Platform launched
Limited marketing trials in TX

Q1 & Q2 2021
Paywall launched
Pricing adjustments
Mobile app launched

Q3 2021
TX/FL will-maker launch
Expand will-builder to
new markets (CA, AZ,
NY, PA, NC, GA)

Q4 2021 - Q1 2022
Continue will expansion
Sign B2B enterprise-level
strategic partnership
Scale marketing efforts &
partnership program

1,140+
Active Users

800%
Paid User Growth Since Launch
of Will Product

35
Will Plans Purchased

Our Customer Personas

Today, our current users are primarily in three groups*



Susan, 62
"Concerned Cathy Persona"
55+ Women

Wants:

- Protect her family
- Store & Share Memories
- Control her legacy

Signs up because:

- She's aging & wants to gain peace of mind
- She initially captures memories & messages

Then visits:

- Will & testament

Invites Melissa

Shares Will



Melissa, 40
"Proactive Polly Persona"
Ages 40-55

Wants:

- Assist her parents
- Protect family & assets
- Have access to Susan's wishes

Signs up because:

- She wants to help Susan with funeral plans & organization

Then visits:

- Will & testament to protect her family

Invites Molly

Shares Will



Molly, 34
"Millenial Martha Persona"
Ages 25-40

Wants:

- Protect family due to recent life event
- All-in-one solution

Signs up because:

- She wants to store passwords & docs
- She wants access to family's info

Then visits:

- Will & testament with intent to create will

*This is based on limited spend marketing trials in early phases & will continue to evolve as online will maker learnings are collected.

Customer Journey Flow Example

Generation X & Baby Boomer Parent Use Case

Melissa wants to help her parents get organized and make sure their legacy plan is laid out. Melissa helps Susan create an account.


START
The POSTAGE

Susan selects to add memories first & uploads a secret family recipe. She shares it with Melissa and adds her as a delegate. Susan continues to complete her legacy plan as recommended out by The Postage.

Melissa accepts invite to The Postage. Her dashboard is personalized based on her "Proactive Polly" persona to drive her next action. She recognizes the need for her own family.

Melissa is driven to will-builder product flow & creates a will & guardian for her and her spouse to protect their family.

Melissa's will is automatically stored in her account. She downloads & prints her will based on instructions by The Postage to make it a valid will in her state. Her husband does the same.

The Postage guides Melissa to share her will with her sister, Molly, who is named as the backup executor. The Postage sends an invite to Molly so she can access the will and create an account of her own.

The Postage recommends a financial planner to Melissa. She gives her financial planner access to upload her policy documents & plan.

Susan passes away & Melissa reports passing in The Postage. Melissa gets full read-only access to Susan's account. Melissa can easily follow Susan's legacy plan since her wishes, policies, contacts, & logins are all in one place. The Postage provides Melissa guided steps on what to do next.

Business Model

Will-creation with unlimited updates plus, legacy planning tool subscription.



$125
for couples

$75
for individuals





$3.99
per month

Access to all
features &
unlimited will
updates



85%
gross
margins

This Phase

We're one step from having a product roadmap that marries our growth & marketing model. We will:



Launch & Expand Will-Builder to Validate Model

Geographic expansion to states like OH, MA, GA, NJ, and MI

PLUS,

we aim to close an enterprise-level B2B strategic partnership that will also provide major validation for our concept, our business, and team. This partnership would be with a financial services and insurance company with 4.5M customers

Use of Funds

We're raising to:

1) Launch and validate the will-builder in initial markets (TX, FL, AZ, PA, NY, CA, NC, IL)

- We need a sustainable marketing budget to show rapid paid traction growth

2) Continue product and geographical expansion

- Expand will-builder into new markets, grow channel partner program, develop and launch trust product in initial markets

3) Sign enterprise-level B2B strategic partnership

- This would provide our service to 4.5M customers

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry.The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

•Rapidly changing consumer preferences and market trends,

•Inability to expand and maintain market acceptance for the company's services and products,

•Inability to gain access to international markets and comply with all applicable local laws and regulations,

•Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,

•Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,

•Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,

•Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,

•Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

•Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

•Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

•Inability to adequately secure and protect intellectual property rights,

•Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

•Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

•Changes in laws and regulations materially affecting the company's business,

•Liability risks and labor costs and requirements that may jeopardize the company's business,

•Dependence on and inability to hire or retain key members of management and a qualified workforce,

•Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

•Issuance of additional company equity securities at prices dilutive to existing equity holders,

•Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

•Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

In September of 2018, I lost both grandmothers and my cousin's 13-month-old. There were things that we didn't think about. How are you going to get information on their pension or their 401k? Really you should be focused on processing that loss and celebrating life.

[Text overlay: Emily Cisek, Founder & CEO, The Postage]

I started The Postage because I just knew there had to be a better way. The Postage is really a platform that allows you to organize your affairs. Whether it's your assets, your passwords, your memories, The Postage provides that.

We're really excited about where we're starting off, but we've got a long road to go and I'm really excited to help our users change the way they plan for the future.

Life gets busy sometimes. You're balancing work, bills, and taking care of loved ones. You're making memories and reaching milestones. Then the unexpected happens and we find ourselves unprepared for either our own passing or the passing of a loved one.

[Text overlay: The Postage, Change The Way You Plan For The Future]

At The Postage, we want to help change the way you plan for the future. Our platform guides you through simple steps to make sure you have full control over your legacy and empowers your loved ones as they manage your afterlife affairs with ease.

Signing up for The Postage is simple. Create your profile, organize, and store your information in a single secure location, assign delegates, and share your plans with loved ones.

[Text overlay: Here's what else you can do!]

Here's what else you can do with The Postage. Store you documents such as your wills, your financial accounts, your medical and insurance docs, and more. Keep all of your passwords and logins in one safe spot. Organize your estate plans. Share your funeral plans. Give clear instructions about your digital legacy and write personal messages that will be shared after you pass.

We've invested in the highest quality cybersecurity measures with our privacy protection guarantee, so everything you upload is safely protected.

Change the way you plan for the future. Sign up today. The Postage.

[Text overlay: The Postage, Sign up, the postage.com]